
02041149

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File No. 1-15607

Full title of the Plan:

THE INVESTMENT INCENTIVE PLAN FOR THE EMPLOYEES OF JOHN HANCOCK FUNDS COMPANIES

Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

JOHN HANCOCK FINANCIAL SERVICES, INC.
John Hancock Place
Boston, Massachusetts 02117

THE INVESTMENT INCENTIVE PLAN FOR THE EMPLOYEES OF JOHN HANCOCK FUNDS COMPANIES

TABLE OF CONTENTS

Audited Financial Statements and Supplemental Schedules

The Investment-Incentive Plan for the Employees of
The John Hancock Funds Companies (formerly
The Berkeley Financial Group and Subsidiaires)
Years ended December 31, 2001 and 2000

The Investment-Incentive Plan for the Employees of John Hancock Funds Companies (formerly the Berkeley Financial Group and Subsidiaries)

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents



Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

Plan Administrator
The Investment-Incentive Plan for the Employees of
John Hancock Funds Companies (formerly The Berkeley
Financial Group and Subsidiaries)

We have audited the accompanying statements of net assets available for benefits of The Investment-Incentive Plan for the Employees of John Hancock Funds Companies (formerly the Berkeley Financial Group and Subsidiaries), (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 19, 2002

The Investment-Incentive Plan for the Employees of
John Hancock Funds Companies (formerly
The Berkeley Financial Group and Subsidiaries)

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
	(in thousands)	
Assets		
Investments *(Note 3)*		
Mutual funds	**$22,948**	$25,277
Group annuity contracts	**8,444**	7,417
John Hancock Financial Services, Inc. stock	**1,734**	-
John Hancock Corporate Savings Account	**67**	-
Loans to participants	**401**	449
Total investments	**33,594**	33,143
Employer contributions receivable	**188**	95
Net assets available for benefits	**$33,782**	$33,238

See accompanying notes.

The Investment-Incentive Plan for the Employees of
John Hancock Funds Companies (formerly
The Berkeley Financial Group and Subsidiaries)

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2001	**2000**
	(in thousands)	
Additions		
Investment income (loss):		
Net depreciation in fair value of Investments *(Note3)*	**$ (4,875)**	$ (8,168)
Interest and dividends	**3,109**	6,075
	(1,766)	(2,093)
Contributions:		
Employer	**1,519**	826
Participants	**2,882**	2,825
Transfer from other plans and rollovers	**892**	488
	5,293	4,139
Deductions		
Benefits paid to participants	**(2,098)**	(4,280)
Transfer to other plans	**(885)**	(303)
	(2,983)	(4,583)
Net increase (decrease)	**544**	(2,537)
Net assets available for benefits at beginning of year	**33,238**	35,775
Net assets available for benefits at end of year	**$33,782**	$33,238

See accompanying notes.

1. Description of the Plan

General

The Investment-Incentive Plan for the Employees of the John Hancock Funds Companies (formerly the Berkeley Financial Group and Subsidiaries), (the Plan), is a defined contribution plan covering all salaried employees of John Hancock Advisers, Inc. (Advisers), John Hancock Funds, Inc. (Funds, Inc.), Sovereign Asset Management Corporation (SAM Co.), NM Capital Management, Inc. (NM Capital) and First Signature Bank and Trust (FSB) (each, a Company, or collectively, the Companies) who have six months of service. FSB ended its participation in the plan on September 30, 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2001, a new adoption agreement was signed which amended and restated the prior plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Copies of the Plan agreement are available from the Plan Administrator.

Contributions

Participants may contribute up to a certain percentage (currently 15%) of their annual compensation, including overtime, on a pretax basis, limited to the amount defined by Section 402(g) of the Internal Revenue Code. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% and 2% of the elective deferrals of each participant for the years ended December 31, 2001 and 2000, respectively.

The first 2% of the 4% employer matching contribution will be automatically invested in the John Hancock Stock Fund and cannot be withdrawn, borrowed, or transferred to other funds while a participant is still an active participant of the plan. The second 2% of the 4% will be invested according to the participant's current election.

1. Description of the Plan (continued)

Participant Accounts

Each Participant's account is credited with the participant's contributions and an allocation of the Company's contribution and plan earnings. Allocations are based upon participant earnings and account balances, as defined. The benefit to which the participant is entitled is the amount that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contribution, Company contributions plus actual earnings thereon.

Benefits and Withdrawals

Participants are entitled to distributions of their vested interest upon their death, disability, retirement, termination or certain circumstances of hardship.

Participants may also withdraw their proportional share of vested benefits, resulting from contributions, in accordance with the terms of the Plan.

Loans to Participants

A participant may obtain a loan from his or her account not to exceed (i) the lesser of 50% of the participant's total account balance or (ii) $50,000. This $50,000 maximum is reduced by the amount of the participant's highest outstanding loan balance for the previous 12-month period. The term of the loan repayment shall not exceed five years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching contributions at any time or to terminate the Plan subject to the provisions of ERISA.

Transfers (To) From Other Plans

Transfers (To) From Other Plans represent transfers (to) from The Investment-Incentive Plan for John Hancock Employees.

1. Description of the Plan (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions into any of thirteen investment options as described in Note 2. The accounts of participants who do not make such an election are automatically invested in the Stable Value Fund. Participants may change their investment options at any time.

2. Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

Participants may invest their accounts among any of thirteen investment funds under the Plan. The investment funds consist of Active Bond Fund, Independence Diversified Core Equities II Fund, Stable Value Fund, Small Cap Equity Fund, Medium Capitalization Growth Fund, International Equity Fund, Dividend Performers Fund, Focused Small Growth Cap Fund, Large Cap Equity Fund, Multi Cap Growth Fund, 500 Index Fund, Growth Trends Fund and John Hancock Stock Fund. The participant loans are valued at their outstanding balances, which approximate fair value.

The name of the Small Capitalization Value Fund was changed to the Small Cap Equity Fund and the name of the Small Capitalization Growth Fund was changed to the Focused Small Cap Growth Fund during 2001.

Contributions to the Stable Value Fund are invested in group annuity contracts with John Hancock Financial Services, Inc. The value of the Stable Value Fund represents employee and employer contributions plus interest at the contract rate less benefit distributions. Investments in group annuity contracts will normally be held to maturity, and meet the fully benefit responsive requirements of AICPA Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit and Defined-Contribution Pension Plans."

2. Significant Accounting Policies (continued)

Contributions to the Active Bond Fund, Independence Diversified Core Equities II Fund, Small Cap Equity Fund, Medium Cap Growth Fund, International Equity Fund, Dividend Performers Fund, Focused Small Cap Growth Fund, Large Cap Equity Fund, Multi Cap Growth Fund, 500 Index Fund and Growth Trends Fund are invested in shares of John Hancock Active Bond Fund, Independence Diversified Core Equities II Fund, John Hancock Small Cap Equity Fund, John Hancock Medium Capitalization Growth Fund, John Hancock International Equity Fund, John Hancock Dividend Performers Fund, and John Hancock Focused Small Cap Growth Fund, John Hancock Large Cap Equity Fund, John Hancock Multi Cap Growth Fund, John Hancock 500 Index Fund and John Hancock Growth Trends Fund (the Funds), respectively, all of which are diversified, open-end management investment companies registered under the Investment Company Act of 1940, as amended. Investment income is reinvested in additional shares of each Fund for the participants. Investments in these Funds are valued daily based upon the net asset value of shares owned in each Fund.

Contributions to the John Hancock Stock Fund are invested in common shares of John Hancock Financial Services, Inc. Investment income is reinvested in additional shares of stock. Investments in John Hancock Financial Services, Inc. stock is valued daily based on the New York Stock Exchange closing price for the stock.

Expenses

Under the terms of the Plan, all costs of plan administration, including accounting and audit fees, are paid by Advisers, Funds, Inc., Signator, Signature Services, SAM Co., NM Capital and FSB. These costs are allocated to each Company based upon the proportional number of participants each Company has in the Plan.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

3. Investments

The following is additional information related to the Plan's investments in John Hancock Mutual Life Insurance Company Guaranteed Annuity contracts at December 31, 2001 and 2000.

Guaranteed Annuity Contract	Contract Value (in thousands)
Year ended December 31, 2001	
Contract #9688, 6.16%, matures 12/31/02	**$1,508**
Contract #14810, 7.30%, matures 12/31/03	**2,316**
Contract # 15114, 6.66%, matures 12/31/04	**2,829**
Contract # 15282, 5.18%, matures 12/31/05	**1,791**
Total Investment Value	**$8,444**
Year ended December 31, 2000	
Contract # 8806, 6.75%, matures 12/31/01	$1,671
Contract # 9688, 6.16%, matures 12/31/02	1,420
Contract # 14810, 7.30%, matures 12/31/03	2,214
Contract # 15114, 6.66%, matures 12/31/04	2,112
Total Investment Value	$7,417

3. Investments (continued)

During the year ended December 31, 2001 and 2000, the plan's investments (including investment purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Appreciation (Depreciation) in Fair Value of Investments for the year ended December 31	
	2001	**2000**
John Hancock Common Stock	**$ 180**	$ -
Shares of registered investment companies	**(5,055)**	(8,168)
	$(4,875)	$(8,168)

Investments that represent 5% or more of the fair value of the plan's assets available for the benefits are as follows:

	December 31	
	2001	**2000**
John Hancock Active Bond Fund	**$ 2,231**	$ 1,836
John Hancock Independence Diversified Core Equity Fund II	**4,389**	5,691
John Hancock Small Cap Equity Fund	**5,931**	5,722
John Hancock Medium Cap Growth Fund	**2,626**	4,338
John Hancock Dividend Performers Fund	**3,220**	3,895
John Hancock Focused Small Cap Growth Fund	**1,736**	2,514
John Hancock Financial Services, Inc Common Stock	**1,734**	-

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the John Hancock Stock Fund nonparticipant-directed investments is as follows:

	December 31	
	2001	**2000**
Investments, at fair value:		
John Hancock Financial Services, Inc. Common Stock Fund	**$1,801**	$0

	Year ended December 31 2001
Change in net assets:	
Contributions	$ 952
Dividends	12
Net realized and unrealized appreciation in fair value	180
Distributions to participants	(37)
Transfers to other investment funds	658
Transfers from (to) other Plans	36
	$1,801

5. Income Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated January 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

6. Related-Party Transactions

Advisers, an indirect wholly-owned subsidiary of John Hancock Financial Services, Inc. is the investment advisor of twelve diversified open-end management investment companies in which the Plan invests. Under the agreements, Advisers is paid an investment advisory fee by each Fund.

Jeffrey Long, Kathleen Doyle and Genevieve Pluhowski, who are officers of Advisers and Funds, Inc., are Trustees for the Plan.

The Investment-Incentive Plan for the Employees of
John Hancock Funds Companies (formerly
The Berkeley Financial Group and Subsidiaries)

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issuer or Borrower	Description of Investments	Current Value
	(Amount or number of Shares)	*(In thousands)*
*John Hancock Active Bond Fund	253,348 shares	$ 2,231
*Independence Diversified Core Equities II Fund	650,226 shares	4,389
*John Hancock Small Cap Equity Fund	471,480 shares	5,931
*John Hancock Medium Cap Growth Fund	380,132 shares	2,626
*John Hancock International Equity Fund	130,025 shares	844
*John Hancock Dividend Performers Fund	394,913 shares	3,220
*John Hancock Focused Small Cap Growth Fund	182,295 shares	1,736
*John Hancock Large Cap Equity Fund	39,251 shares	750
*John Hancock Multi Cap Growth Fund	30,234 shares	234
*John Hancock 500 Index Fund	88,853 shares	761
*John Hancock Growth Trends Fund	35,126 shares	226
*John Hancock Stock Fund		
John Hancock Financial Services, Inc. Common Stock	42,095 shares	1,734
John Hancock Corporate Savings Account		67
		1,801
*John Hancock Group Annuity Contracts		
Contract #9688, matures 12/31/02	6.16%	1,508
Contract #14810, matures 12/31/03	7.30%	2,316
Contract #15114, matures 12/31/04	6.66%	2,829
Contract #15282, matures 12/31/05	5.18%	1,791
*Loans to Participants	6.5% - 10.5%	401
		$33,594

* Indicates Party in interest to the plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE INVESTMENT INCENTIVE PLAN FOR THE EMPLOYEES OF JOHN HANCOCK FUNDS COMPANIES

June 26, 2002

By: ______________________________
Jeffrey Long
Controller

Exhibit 23 - Consent of Independent Auditors



■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-52034) pertaining to The Investment Incentive Plan for the Employees of The John Hancock Funds Companies (formerly The Berkeley Financial Group and Subsidiaries) of our report dated June 19, 2002, with respect to the financial statements and supplemental schedule of The Investment Incentive Plan for the Employees of The John Hancock Funds Companies (formerly The Berkeley Financial Group and Subsidiaries) included in this annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Boston, Massachusetts
June 25, 2002